UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOWER INTERNATIONAL, INC.

(Name of Subject Company)

TOWER INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer and President

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Kate Basmagian, Esq.

Robert Bee, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262–6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Tower International, Inc., a Delaware corporation (“Tower”), with the U.S. Securities and Exchange Commission on August 15, 2019, relating to the tender offer by Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of Tower’s Common Stock (the “Shares”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Antitrust Compliance” a new subsection titled “Certain Litigation” and the disclosure set forth below:

“On August 19, 2019, a lawsuit was filed against Tower, members of the Tower Board, Parent and Purchaser in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Tower International, Inc., et al. (No. 1:19-cv-07738) (the “Stein Complaint”). On August 20, 2019, a putative class action lawsuit was filed against Tower, members of the Tower Board, Parent and Purchaser in the United States District Court for the District of Delaware, captioned John Thompson v. Tower International, Inc. et al, (No. 1:19-cv-01549) (the “Thompson Complaint” and collectively with the Stein Complaint, the “Complaints”). The Complaints generally allege, among other things, that Tower and the members of the Tower Board violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the proposed transactions with Parent. The Complaints also allege that the members of the Tower Board violated Section 20(a) of the Exchange Act, as controlling persons who had the power to influence the decision-making of Tower and the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Thompson Complaint alleges that Parent and Purchaser also violated Section 20(a) of the Exchange Act as controlling persons who had supervisory control over the information set forth in the Schedule 14D-9. The Complaints seek, among other things, an injunction against the consummation of the proposed transactions with Parent, rescission or an award of rescissionary damages in the event such transactions are consummated, and an award of costs for the actions, including reasonable attorneys’ and experts’ fees. The outcome of this litigation cannot be predicted with certainty; however, Tower believes that the allegations and claims asserted in both Complaints are without merit. A negative outcome in the actions could adversely affect Tower if it results in preliminary or permanent injunctive relief.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 23, 2019	Tower International, Inc.
By: /s/ James C. Gouin
Name: James C. Gouin
Title: Chief Executive Officer and President